UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant's name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        40-F ☐

MATERIAL CHANGE – ANNOUNCEMENT OF PROPOSED SPIN-OFF AND MERGER

On March 18, 2025, the Board of the Company approved a proposal for the spin-off of Visionary Education Services & Management Inc. (the “Spin-Off Entity”), a wholly owned subsidiary of the Corporation. Following the spin-off, the Spin-Off Entity will merge with an affiliate of Addington Developments (“Addington”), whose principal owner is one of the directors of our Board, Mr. Zhong Chen, subject to customary approvals and conditions.

The proposed spin-off and subsequent merger are intended to establish a separately publicly listed company that will focus on high-tech and AI-driven real estate development and management, including data centers.

During the Board meeting, it was fully disclosed that Mr. Zhong Chen, a member of the Board of Directors of the Company, is the majority principal of Addington. The Board has committed to implementing appropriate governance measures, including obtaining independent fairness opinion, recusal from voting and formation of a special committee, to ensure that the transaction is conducted in a manner that upholds shareholder interests and regulatory compliance.

The ownership structure of the Company post-spin-off and merger will be determined based on an independent valuation conducted by a professional appraisal firm engaged by the Board. Additional details regarding the transaction, including valuation results, final ownership percentages, and regulatory approvals, will be provided in due course.

The Company is in the process of finalizing transaction details and obtaining required approvals. Further updates, including the expected timeline and regulatory filings related to the spin-off and merger, will be disclosed as they become available.

This disclosure is being furnished in accordance with the requirements of the Securities and Exchange Commission and does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Corporation or its affiliates.

CHANGES IN REGISTRANTS' CERTIFYING ACCOUNTANT

(a)	Dismissal of Certifying Accountant

Effective March 18, 2025, Visionary Holdings Inc. (the “Company”) dismissed its independent auditors, WWC, P.C. (“WWC”), which action was approved by the Company’s Board of Directors on March 18, 2025.

WWC was engaged by the Company on December 6, 2024. Through the date of this report, WWC has neither provided any adverse opinion or qualifications on our financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with the audit of the Company’s financial statements. None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within period of the engagement of WWC up to the date of dismissal.

WWC has provided a letter to us, dated March 20, 2025 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b)	Engagement of New Certifying Accountant

On March 18, 2025, the Board of the Company further determined it is in the best interest of the Company to engage Assentsure PAC (“Assentsure”) as independent auditors for the fiscal year ended March 31, 2025. During the two most recent fiscal years and in the subsequent period through the date of this report, we have not consulted with Assentsure with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

	By:	/s/ Xiyong Hou
Date: March 21, 2025	Name: Title:	Xiyong Hou Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
16.1	Letter of WWC, P.C., dated March 20, 2025, regarding change in independent registered public accounting firm.

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